April 23, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Sonia Barros, Special Counsel
Re:	Corporate Property Associates 17 — Global Incorporated Post-Effective Amendment to Registration Statement on Form S-11 Filed April 2, 2009 File No. 333-140842
Dear Ms. Barros:
On behalf of Corporate Property Associates 17 — Global Incorporated (the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated April 21, 2009 with respect to the captioned Registration Statement. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Staff’s letter of April 21, 2009 and are numbered accordingly.
Enclosed with this letter is a marked copy of the amended Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement. All page references in the responses below are to the pages of the blacklined version of the Registration Statement.
Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan, page 7
1.	Please disclose the amount of shares remaining to be offered.

The requested disclosure has been added on page 7.
Description of Real Estate Related Investments, page 9
2.	In your discussion of your CMBS investments, please expand your disclosure to give the weighted average life of these investments.

The requested disclosure has been added on page 9.
Compensation, page 17
3.	Please include tabular disclosure of the aggregate compensation paid to date to your advisor and its affiliates. Please also disclose aggregate fees accrued but not yet paid, if any. The disclosure should break out the fees by type, such as offering fees, acquisition fee, operating fees and back-end fees.

Sonia Barros
U.S. Securities and Exchange Commission
April 23, 2009

We draw the Staff’s attention to page 23 of the Registration Statement, which contains a table detailing the compensation paid to date to the advisor, including accrued compensation that has not yet been paid. The table breaks out the fees by type as suggested by the Staff.
Cash Distributions, page 24
4.	We note that you make distributions each quarter. Please disclose the aggregate amount of distributions paid in each quarter. Also disclose the per share amount of distributions paid if it is different from distributions declared. In addition, for distributions that have been paid, please disclose any amounts that have been reinvested.

The requested disclosure has been added on page 24. For the information of the Staff, the per share amount of distributions declared does not differ from the per share amount of distributions paid.
5.	Please disclose the source of your paid distributions, specifying the amount paid from offering proceeds, the amount paid from cash flow from operations and the amount paid from other sources. Describe any such other sources.

The requested disclosure has been added on page 24.
Incorporation by Reference, page 160
6.	We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2008. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please include the information in the prospectus, amend the 10-K to include Part III or file the proxy. Please refer to Section 123.01 of the Division’s Compliance and Disclosure Interpretations.

Further to the telephone conversation between Kathleen Werner of Clifford Chance (our outside counsel) and Angela McHale of the Staff, we have included new sections entitled “Audit Fees” on page 25 and “Principal Stockholders” on page 91. We believe that with this additional information, we have included the complete disclosure required by Form 10-K.

Exhibit 31.2 to Form 10-K: Certification Pursuant to Rule 13a-14(a)
7.	We note that paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) is missing the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to the Form 10-K that includes a new, corrected certification.

The Company acknowledges the Staff’s comment and confirms that it will file an amendment to its Form 10-K containing the corrected certification.

Sonia Barros
U.S. Securities and Exchange Commission
April 23, 2009

Annex A: Prior Performance Tables
8.	Please update the information in your prior performance tables. We note that your prior performance tables currently contain information only through December 31, 2007.

The prior performance tables have been updated through December 31, 2008.
* * * * *
The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sonia Barros
U.S. Securities and Exchange Commission
April 23, 2009

     We thank the Staff for its attention to this filing. If you have any questions regarding these responses, please contact the undersigned at
212-492-1140.

Sincerely,
/s/ Mark J. DeCesaris
Mark J. DeCesaris Acting Chief Financial Officer
cc:	Angela McHale Kathleen L. Werner